Via Facsimile and U.S. Mail
Mail Stop 4720

April 28, 2010

Mr. Yan Tsang
Beijing Century Health Medical, Inc.
11/F, Tower A, Soho New Town
No. 88 Jianguo Road, Chaoyang District
Beijing, China 100022

   Re: **Beijing Century Health Medical, Inc. formerly Super Luck, Inc.**
      Form 10-K for the year ended November 30, 2009
      Form 10-Q for the three months ended February 28, 2010
      File Number: 0-51817

Dear Mr. Tsang:

  We have reviewed your filings and have the following comments. We have limited our review of your filings to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended November 30, 2009

Competition, page 8

1. You stated on page 4 that you amended your agreement with CHML to transfer both the production and sale rights of the Aids Medication Capsule back to CHML. Your disclosure in "Competition" states that you are the only company to own intellectual property rights, production rights and sales rights to the Aids Medication Capsule which appears to conflict with your disclosure on page 4.

We also noted discrepancies elsewhere such as in "Marketing" on page 8. Please revise the filing throughout to provide consistency.

Report of Independent Registered Public Accounting Firm, page 19

2. Please revise the filing to include an auditors' report which is in compliance with Article 2 of Regulation S-X. Please refer to Staff Accounting Bulletin 1E. Also, please ask the auditors to date their report.

Note 3. Summary of Significant Accounting Policies
(b) Consolidation, page 27

3. It appears based on the auditors' report that you have concluded that CHML should have been consolidated in the historical financial statements. This conclusion is contrary to that expressed in previous correspondence to us dated September 2, October 20 and December 15, 2009 and February 9, 2010 in connection with our review of your Form 10-K for the year ended November 30, 2008. Please provide us with an analysis addressing the applicable guidance in FIN 46R explaining why consolidation is appropriate. Provide us a timeline on making the appropriate restatement. Please note the requirements to file a Form 8-K if a restatement is required.

4. Please provide a subsequent event note for the February 2010 amended agreement.

Item 9A(T) Controls and Procedures, page 35

5. Please tell us why you believe your disclosure controls and procedures and internal control over financial reporting are effective given that your financial statements exclude the effects of consolidation of CHML.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 40

6. You state that Mr. Yan Tsang was the sole shareholder of CHML which conflicts with earlier correspondence that stated that Mr. Tsang's father owned 50% of CHML. Please revise or clarify to us the ownership of CHML.

Form 10-Q for three months ended February 28, 2010

3. Summary of Significant Accounting Policies
Principles of Consolidation, page 7

7. Please tell us how you accounted for CHML subsequent to the amended agreement and provide us a detailed analysis addressing the appropriate accounting guidance. Refer to SFAS 167 which amended FIN 46R for periods beginning after November 30, 2009 as codified in ASC 810-10-25-38 of the FASB Codification.

*   *   *

As appropriate, please amend your Form 10-K for the year ended November 30, 2009 and respond to these comments within 10 business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Mary Mast, Senior Staff Accountant, at (202) 551-3613, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant